                                                                    EXHIBIT 99.1


                              [BALDWIN LETTERHEAD]
                              BALDWIN NEWS RELEASE

CONTACTS: Perry Schwartz                                Joel Pomerantz
          Baldwin Piano                                 The Dilenschneider Group
          (513) 576-4518                                (212) 922-0900

                    NEW MANUFACTURING EFFICIENCIES ELIMINATE
                    78 JOBS AT FOUR BALDWIN PIANO FACILITIES

                 COMPANY EXPECTS SAVINGS OF $1 MILLION IN 1997;
                               MORE IN LATER YEARS

     LOVELAND, OH, April 22, 1997 -- Baldwin Piano & Organ Company, (NASDAQ:BPAO) said today that its piano manufacturing initiative, which includes the implementation of synchronous manufacturing, has made it possible to eliminate 78 manufacturing jobs at its facilities in Conway, Arkansas; Trumann, Arkansas; Greenwood, Mississippi; and Juarez, Mexico. This represents nearly 8 percent of the total workforce at the four plants.

     Baldwin said it expects the reductions to result in 1997 savings of approximately $1 million dollars, net of severance cost, with even greater savings in future years. Nearly all of the eliminated jobs are hourly jobs. No special charges are anticipated.

     "We are making tremendous strides in streamlining our manufacturing processes, and the implementation of synchronous manufacturing is a key element of this initiative," said Karen L. Hendricks, Baldwin's president, chairman and chief executive officer. "Over time the savings will go well beyond just personnel costs."

     Ms. Hendricks indicated that this marks the first tangible, bottom-line effect of the manufacturing initiative and that she expects this initiative to produce additional long-term savings before the end of 1997.


                                     -more-

     Baldwin Piano & Organ Company has manufactured and marketed keyboard musical products for 135 years and has been providing consumer financing for its instruments for nearly a century. The market leader in acoustic pianos in the United States, Baldwin also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

                              ---------------------

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

                                      # # #

April 22, 1997